Exhibit 3.1

CERTIFICATE OF DETERMINATION OF PREFERENCES

OF

SERIES A PREFERRED STOCK

OF

NUTRA PHARMA CORP.

The undersigned, Rik J. Deitsch and Nina Goldstein, President and Secretary, respectively, of Nutra Pharma Corp., a California corporation, do hereby certify:

FIRST: The Articles of Incorporation of the Corporation authorize the issuance of 20,000,000 shares of stock designated “preferred shares,” issuable from time to time in one or more series, and authorize the Board of Directors to fix the number of shares constituting any such series, and to determine or alter the dividend rights, dividend rate, conversion rights, voting rights, right and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preference of any wholly unissued series of such preferred shares, and the number of shares constituting any such series.

SECOND: The Board of Directors of the Corporation did duly adopt the resolution attached hereto as Exhibit A and incorporated herein by reference authorizing and providing for the creation of a series of preferred shares to be known as “Series A Preferred Stock” consisting of 3,000,000 shares, none of the shares of such series having been issued.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

IN WITNESS WHEREOF, the undersigned have executed this certificate this 30th day of October, 2017.

/s/ RIK J DEITSCH
Rik J. Deitsch, President

/s/ NINA GOLDSTEIN
Nina Goldstein, Secretary

EXHIBIT A

RESOLUTION OF THE BOARD OF DIRECTORS

OF NUTRA PHARMA CORP.

ESTABLISHING A SERIES OF SERIES A PREFERRED STOCK

RESOLVED that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of this Corporation, there is hereby established a series of the authorized preferred shares of this Corporation having a par value of $.001 per share, which series shall be designated “Series A Preferred Stock,” shall consist of 3,000,000 shares and shall have the following rights, preferences and privileges:

(a) Dividend. The Series A Preferred Stock will not be entitled to dividends unless the Corporation pays cash dividends or dividends in other property to holders of outstanding shares of Common Stock, in which event, each outstanding share of the Series A Preferred Stock will be entitled to receive dividends of cash or property in an amount or value equal to one thousand multiplied by the amount paid in respect of one share of Common Stock. Any dividend payable to the Series A Preferred Stock will have the same record and payment date and terms as the dividend payable on the Common Stock.

(b) Liquidation.          (i)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of all shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to $0.133 in cash per share before any distribution is made on any shares of the Corporation’s Common Stock. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the application of all amounts available for payments with respect to Series A Preferred Stock would not result in payment in full of Series A Preferred Stock, the holders shall share equally and ratably in any distribution of assets of the Corporation in proportion to the full liquidation preference to which each is entitled; and

(ii)   For the purposes of this paragraph b(ii), neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation, merger or other business combination of the Corporation with one or more corporations shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, unless such sale, conveyance, exchange or transfer is in connection with a dissolution or winding up of the business of the Corporation; provided, however, that any consolidation or merger of the Corporation in which the Corporation is not the surviving entity shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph b(ii) if, (i) in connection therewith, the holders of Common Stock of the Corporation receive as consideration, whether in whole or in part, for such Common Stock (1) cash, (2) notes, debentures or other evidences of indebtedness or obligations to pay cash or (3) preferred stock of the surviving entity (whether or not the surviving entity is the Corporation) which ranks on a parity with or senior to the preferred stock received by holders of the Series A Preferred Stock with respect to liquidation or dividends or (ii) the holders of the Series A Preferred Stock do not receive preferred stock of the surviving entity with rights, powers and preferences equal to (or more favorable to the holders than) the rights, powers and preferences of the Series A Preferred Stock.

(c) Redemption. The Series A Preferred Stock does not have any redemption rights.

(d) Voting Rights. The holders of record of shares of Series A Preferred Stock shall be entitled to the following voting rights:

(i) Those voting rights required by applicable law; and

(ii) The right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. Each share of Series A Preferred Stock will carry one thousand votes (1,000) per share.

(e) Whenever holders of Series A Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the outstanding shares of Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all such shares entitled to vote thereon were present and voted.

(f) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment.